SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

GOLD KIST INC.

(Name of Subject Company)

PROTEIN ACQUISITION CORPORATION

PILGRIM’S PRIDE CORPORATION

(Names of Filing Persons—Offerors)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

380614107

(CUSIP Number of Class of Securities)

Richard A. Cogdill

Pilgrim’s Pride Corporation

4845 US Highway 271 North

Pittsburg TX 75686-0093

(903) 434-1000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Alan G. Harvey

Baker & McKenzie LLP

2300 Trammell Crow Center

2001 Ross Avenue

Dallas TX 75201

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,060,016,120	$113,422.00

*	Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $20.00, the per share tender offer price, by the sum of (i) the 51,036,806 outstanding shares of Common Stock as of August 9, 2006 (according to the Quarterly Report on Form 10-Q for the period ended July 1, 2006 filed by Gold Kist Inc.), and (ii) the 1,964,000 shares of Common Stock subject to outstanding grants and awards under Gold Kist Inc. share-based compensation plans (according to the Report on Form 10-Q for the period ended July 1, 2006 filed by Gold Kist Inc.).
**	Calculated as 0.0107% of the transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on September 29, 2006 (as so amended, the “Schedule TO”) by Protein Acquisition Corporation, a Delaware corporation (“Purchaser”) and Pilgrim’s Pride Corporation, a Delaware Corporation (“Parent”) and owner of all of the outstanding common stock of Purchaser. The Schedule TO relates to the offer by Purchaser to purchase all the issued and outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of Gold Kist Inc., a Delaware corporation (the “Company”), and the associated common stock Series A Junior Participating Preferred Stock purchase rights (the “Rights,” and together with the Common Stock, the “Shares”) issued pursuant to the Stockholder Protection Rights Agreement, dated as of July 9, 2004, between the Company and Sun Trust Bank, as Rights Agent (the “Rights Agreement”), for $20.00 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 29, 2006. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

Section 15, “Certain Legal Matters and Regulatory Approvals,” of the Offer to Purchase is hereby amended and supplemented as follows:

The first sentence of the second paragraph under the caption “Antitrust” in Section 15 of the Offer to Purchase is amended and restated as follows:

“Pursuant to the HSR Act, on September 29, 2006, Parent filed a Premerger Notification and Report Form in connection with the purchase of Shares pursuant to the Offer with the Antitrust Division and the FTC. If not earlier terminated by, or extended by a request from, the FTC and the Antitrust Division, the 15-calendar day waiting period will expire at 11:59 p.m., New York City time, on October 15, 2006.”

Item 12 of the Schedule TO is hereby amended and supplemented by the addition of Exhibit (a)(22) and, as so amended, is restated as follows:

Item 12. Material to Be Filed as Exhibits.

(a)(1)	Offer to Purchase dated September 29, 2006.

(a)(2)	Form of Letter of Transmittal.

(a)(3)	Form of Notice of Guaranteed Delivery.

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)	Form of Letter to Clients.

(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)	Summary Advertisement as published in The Wall Street Journal on September 29, 2006.

(a)(8)	Press Release announcing Parent’s intention to commence the Offer issued by Parent on September 28, 2006 (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(9)	Letter dated September 28, 2006 from Parent to the Board of Directors of the Company (included in Exhibit (a)(8)).

(a)(10)	Letter dated September 28, 2006 to employees of Parent (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(11)	Letter dated September 28, 2006 to customers of Parent (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(12)	Letter dated September 28, 2006 to Parent growers (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(13)	Tender Offer FAQs (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(14)	Frequently Asked Questions for Pilgrim’s Pride Employees (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(15)

Press release issued by Parent on September 28, 2006 announcing Parent’s intention to commence the Offer to Purchase Gold Kist 10 1/4% Senior Notes due March 15, 2014 and related Consent Solicitation (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(16)	Press release issued by Parent on August 18, 2006 (previously filed on August 18, 2006 pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 (the “Exchange Act”) and refiled on August 24, 2006 pursuant to Rule 425 under the Securities Act of 1933 (the “Securities Act”) and deemed filed pursuant to Rule 14a-12 and Rule 14d-2 under the Exchange Act).

(a)(17)	Pilgrim’s Pride Corporation’s Proposal for Gold Kist Inc. Frequently Asked Questions (FAQs) dated August 21, 2006 (previously filed on August 21, 2006 pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 and Rule 14d-2 under the Exchange Act).

(a)(18)	Investor Presentation dated August 21, 2006 (previously filed on August 21, 2006 pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 and Rule 14d-2 under the Exchange Act).

(a)(19)	Letter dated August 18, 2006 from Parent to the Company regarding the stockholder proposal provided by O.B. Goolsby, Jr., to the Company (previously filed on August 22, 2006 pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 and Rule 14d-2 under the Exchange Act).

(a)(20)	Letter dated August 30, 2006 from Parent to the Company.

(a)(21)	Letter dated September 20, 2006 from Parent to the Company.

(a)(22)	Press Release issued by Parent on September 29, 2006 announcing commencement of the Offer to Purchase the Company’s 10¼% Senior Notes due March 15, 2014 and related Consent Solicitation.

(b)(1)	Credit Agreement by and among CoBank ACB, Agriland FCS and the Company dated as of September 21, 2006 (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(b)(2)	Pilgrim’s Pride Corporation $450,000,000 Senior Unsecured Increasing Rate Bridge Facility Commitment Letter from Lehman Brothers to the Company dated September 27, 2006 (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(d)	None.

(g)	None.

(h)	None.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2006

PROTEIN ACQUISITION CORPORATION

By:	/s/ RICHARD A. COGDILL
Name:	Richard A. Cogdill
Title:	Executive Vice President, Chief Financial Officer, Secretary and Treasurer

PILGRIM’S PRIDE CORPORATION

By:	/s/ RICHARD A. COGDILL
Name:	Richard A. Cogdill
Title:	Executive Vice President, Chief Financial Officer, Secretary and Treasurer

EXHIBIT INDEX

Exhibit No.
(a)(1)	Offer to Purchase dated September 29, 2006.

(a)(2)	Form of Letter of Transmittal.

(a)(3)	Form of Notice of Guaranteed Delivery.

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)	Form of Letter to Clients.

(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)	Summary Advertisement as published in The Wall Street Journal on September 29, 2006.

(a)(8)	Press Release announcing Parent’s intention to commence the Offer issued by Parent on September 28, 2006 (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(9)	Letter dated September 28, 2006 from Parent to the Board of Directors of the Company (included in Exhibit (a)(8)).

(a)(10)	Letter dated September 28, 2006 to employees of Parent (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(11)	Letter dated September 28, 2006 to customers of Parent (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(12)	Letter dated September 28, 2006 to Parent growers (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(13)	Tender Offer FAQs (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(14)	Frequently Asked Questions for Pilgrim’s Pride Employees (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(15)	Press release issued by Parent on September 28, 2006 announcing Parent’s intention to commence the Offer to Purchase Gold Kist 10 1/4% Senior Notes due March 15, 2014 and related Consent Solicitation (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(16)	Press release issued by Parent on August 18, 2006 (previously filed on August 18, 2006 pursuant to Rule 14a-12 under the Exchange Act and refiled on August 24, 2006 pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 and Rule 14d-2 under the Exchange Act).

(a)(17)	Pilgrim’s Pride Corporation’s Proposal for Gold Kist Inc. Frequently Asked Questions (FAQs) dated August 21, 2006 (previously filed on August 21, 2006 pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 and Rule 14d-2 under the Exchange Act).

(a)(18)	Investor Presentation dated August 21, 2006 (previously filed on August 21, 2006 pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 and Rule 14d-2 under the Exchange Act).

(a)(19)	Letter dated August 18, 2006 from Parent to the Company regarding the stockholder proposal provided by O.B. Goolsby, Jr., to the Company (previously filed on August 22, 2006 pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 and Rule 14d-2 under the Exchange Act).

(a)(20)	Letter dated August 30, 2006 from Parent to the Company.

(a)(21)	Letter dated September 20, 2006 from Parent to the Company.

Exhibit No.
(a)(22)	Press Release issued by Parent on September 29, 2006 announcing commencement of the Offer to Purchase the Company’s 10¼% Senior Notes due March 15, 2014 and related Consent Solicitation.

(b)(1)	Credit Agreement by and among CoBank ACB, Agriland FCS and the Company dated as of September 21, 2006 (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(b)(2)	Pilgrim’s Pride Corporation $450,000,000 Senior Unsecured Increasing Rate Bridge Facility Commitment Letter from Lehman Brothers to the Company dated September 27, 2006 (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(d)	None.

(g)	None.

(h)	None.